# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BROOKFIELD RENEWABLE PARTNERS L.P., CIK 0001533232
CUSIP: G16258108
Title of class of securities: Limited Partnership Units
Address of issuer's principal executive offices: 73 Front Street, Fifth Floor, Hamilton, Bermuda (D0), HM 12
Date of event which requires filing of this statement: 07/21/2026
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, (416) 363-9491

## Reporting persons
- BROOKFIELD CORPORATION (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 320,608,493; sole dispositive power 0; shared dispositive power 320,608,493; aggregate amount beneficially owned 320,608,493 (47.1% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 60,703,416 limited partnership units ("L.P. Units") of Brookfield Renewable Partners L.P. (the "Issuer" or "BEP") and 189,508,685 redeemable/exchangeable partnership units of Brookfield Renewable Energy L.P. ("BRELP") held by Brookfield Renewable Power Inc. ("BRPI"), a wholly-owned subsidiary of Brookfield Corporation ("Brookfield"), 4,979,254 redeemable/exchangeable partnership units of BRELP held by Brookfield Energy Marketing L.P. ("BEMLP"), a wholly-owned subsidiary of Brookfield, 441,363 L.P. Units held by Brookfield, 8,046,000 L.P. Units held by Brookfield Corporate Holdings III L.P. ("BCHIIILP"), a wholly-owned subsidiary of Brookfield, 6,967,670 L.P. Units held by BEP Holdings L.P., a wholly-owned subsidiary of Brookfield, and 5,148,270 L.P. Units owned by subsidiaries of Brookfield Wealth Solutions Ltd., a paired entity to Brookfield ("BNT"), that are subject to the terms of the Voting Agreement as previously described in Amendment No. 7 to Schedule 13D.
  
  This amount also includes class A.2 exchangeable non-voting shares of Brookfield Renewable Holdings Corporation ("Class A.2 Shares") held as follows: 2,758,183 Class A.2 Shares held by BRPI, 100,000 Class A.2 Shares held by Brookfield Investments Corporation ("BIC"), 28,761,500 Class A.2 Shares held by BIC Holdings LP, a subsidiary of BIC, 100,000 Class A.2 Shares held by Brookfield Corporate Holdings Ltd. and 3,000,000 Class A.2 Shares held by BRPI Holding Inc. ("BRPIH"), each of which is a subsidiary of Brookfield. This amount also includes 10,094,152 class A exchangeable subordinate voting shares ("BEPC Shares") of Brookfield Renewable Corporation ("BEPC") held by subsidiaries of BNT that are subject to the terms of the Voting Agreement as previously described in Amendment No. 7 to Schedule 13D.
  
  In reference to Row 13 above, as of July 21, 2026, there were approximately 300,111,626 L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP, all of the outstanding 150,879,577 BEPC Shares, and all of the outstanding 34,719,683 Class A.2 Shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the redeemable/exchangeable partnership units of BRELP, BEPC Shares and Class A.2 Shares beneficially owned by Brookfield and BNT, as applicable, are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 59.4%.
- BAM PARTNERS TRUST (CIK 0001861643): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 320,608,493; sole dispositive power 0; shared dispositive power 320,608,493; aggregate amount beneficially owned 320,608,493 (47.1% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes L.P. Units, redeemable/exchangeable partnership units of BRELP, BEPC Shares and Class A.2 Shares beneficially owned by Brookfield and BNT.
  
  In reference to Row 13 above, as of July 21, 2026, there were approximately 300,111,626 L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP, all of the outstanding 150,879,577 BEPC Shares, and all of the outstanding 34,719,683 Class A.2 Shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the redeemable/exchangeable partnership units of BRELP, BEPC Shares and Class A.2 Shares beneficially owned by Brookfield and BNT, as applicable, are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 59.4%.
- BROOKFIELD RENEWABLE POWER INC.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 260,949,538; sole dispositive power 0; shared dispositive power 260,949,538; aggregate amount beneficially owned 260,949,538 (38.4% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 60,703,416 L.P. Units and 189,508,685 redeemable/exchangeable partnership units of BRELP held by BRPI. This amount also includes 2,758,183 Class A.2 Shares held by BRPI, 4,979,254 redeemable/exchangeable partnership units of BRELP held by BEMLP and 3,000,000 Class A.2 Shares held by BRPIH.
  
  In reference to Row 13 above, as of July 21, 2026, there were approximately 300,111,626 L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP, all of the outstanding 150,879,577 BEPC Shares, and all of the outstanding 34,719,683 Class A.2 Shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the redeemable/exchangeable partnership units of BRELP and the Class A.2 Shares beneficially owned by BRPI, BRPIH and BEMLP are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 52.2%.
- BROOKFIELD INVESTMENTS CORPORATION: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 28,861,500; sole dispositive power 0; shared dispositive power 28,861,500; aggregate amount beneficially owned 28,861,500 (4.2% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 28,761,500 Class A.2 Shares held by BIC Holdings LP and 100,000 Class A.2 Shares held by BIC.
  
  In reference to Row 13 above, as of July 21, 2026, there were approximately 300,111,626 L.P. Units outstanding. Percentage assumes that all of the outstanding 194,487,939 redeemable/exchangeable partnership units of BRELP, all of the outstanding 150,879,577 BEPC Shares, and all of the outstanding 34,719,683 Class A.2 Shares are exchanged for L.P. Units (on a one-for-one basis). Assuming that only the Class A.2 Shares beneficially owned by BIC are exchanged for L.P. Units (on a one-for-one basis), the percentage would be 8.8%.

## Item 1. Security and Issuer
Title of class of securities: Limited Partnership Units
Name of issuer: BROOKFIELD RENEWABLE PARTNERS L.P.
Address of issuer's principal executive offices: 73 Front Street, Fifth Floor, Hamilton, Bermuda (D0), HM 12
Comment:
Explanatory Note

This Amendment No. 9 (this "Amendment No. 9") to Schedule 13D amends and supplements the Schedule 13D originally filed on June 17, 2016 (and as amended through Amendment No. 8 thereto, the "Schedule 13D") to reflect the transactions as described in Item 4 of this Amendment No. 9.

Unless otherwise indicated, all references to "$" in this Schedule 13D are to U.S. dollars.

Information reported in the Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 9.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

On July 21, 2026, BEP, BEPC and Brookfield Renewable Partners Inc. ("BEP Inc.") entered into an arrangement agreement pursuant to which, among other things, the parties agreed to implement an arrangement (the "Transaction") to simplify BEP's and BEPC's corporate structure by converting BEP and BEPC into a single Canadian publicly traded corporate entity, BEP Inc.

The Transaction will be implemented pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia), and completion of the Transaction is subject to a number of conditions, including obtaining the approval of the holders of L.P. Units (the "Unitholders") and approval by the British Columbia Supreme Court. If the Transaction is approved by the Unitholders but not by the holders of BEPC Shares (the "Shareholders"), the Transaction will still be completed except that the exchange of BEPC Shares (the "Share Exchange"), as described below, will not occur. A special meeting of Unitholders and a special meeting of Shareholders have been called for October 14, 2026, and security holders of record as of close of business on August 21, 2026 will be entitled to vote at the meetings.

If the Transaction is approved by both the Unitholders and Shareholders, and subject to satisfaction of other conditions, BEP and BEPC will implement the Transaction, pursuant to which, among other things, all L.P. Units, BEPC Shares, Class A.2 Shares and redemption-exchange limited partnership units of BRELP will be exchanged for newly issued class A subordinate voting shares of BEP Inc. ("BEP Inc. Class A Shares") on a one-for-one basis. In addition, the class A common shares of Brookfield Renewable Partners Limited, the general partner of BEP, will be exchanged for class B multiple voting shares of BEP Inc. ("BEP Inc. Class B Shares"). The limited partnership units of BREP Holding L.P., the general partner of BRELP, and the class A common shares of BRP Bermuda GP Limited, the general partner of BREP Holding L.P., will be exchanged for class I non-voting incentive shares of BEP Inc. ("BEP Inc. Class I Shares"). The newly issued BEP Inc. Class A Shares are expected to be listed on the Toronto Stock Exchange and the New York Stock Exchange.

Following completion of the Transaction, and based on their current ownership and the aggregate number of issued and outstanding BEPC Shares, Class A.2 Shares and L.P. Units, (i) Brookfield and its subsidiaries are expected to own 305,366,071 BEP Inc. Class A Shares, representing approximately 44.9% of the issued and outstanding BEP Inc. Class A Shares (and 305,366,071 BEP Inc. Class A Shares, representing approximately 57.7% of the issued and outstanding BEP Inc. Class A Shares if the Share Exchange does not occur) and 30,014 BEP Inc. Class B Shares, representing 100% of the issued and outstanding BEP Inc. Class B Shares (which BEP Inc. Class B Shares will be entitled to cast, in the aggregate, a number of votes equal to the number of outstanding BEP Inc. Class A Shares held on the record date for determining the BEP Inc. shareholders entitled to vote at the applicable meeting minus 100), (ii) BNT and its subsidiaries are expected to own 15,242,422 BEP Inc. Class A Shares, representing approximately 2.2% of the issued and outstanding BEP Inc. Class A Shares (and 5,148,270 BEP Inc. Class A Shares, representing approximately 1.0% of the issued and outstanding BEP Inc. Class A Shares if the Share Exchange does not occur), (iii) Brookfield Asset Management Ltd. and its subsidiaries are expected to own 3,977,260 BEP Inc. Class I Shares, representing 100% of the issued and outstanding BEP Inc. Class I Shares and (iv) BEP Inc. will own all of the issued and outstanding L.P. Units, redemption-exchange limited partnership units of BRELP, Class A.2 Shares and, assuming the Share Exchange occurs, BEPC Shares. If the Transaction is completed but the Share Exchange does not occur, BNT and its subsidiaries will own or exercise control or direction over 10,094,152 BEPC Shares, representing approximately 6.7% of the issued and outstanding BEPC Shares.

Further information regarding the Transaction will be contained in a joint management information circular of BEP and BEPC. Subject to the receipt of all required approvals, it is anticipated that the Transaction will be completed in the fourth quarter of 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)-(b) The information relating to the beneficial ownership of the L.P. Units by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (and the footnotes thereto) is incorporated by reference herein. Except as otherwise noted in the footnotes to the cover pages hereto, the percentage ownership of L.P. Units is based on an aggregate of 320,608,493 L.P. Units outstanding as of July 21, 2026, and assumes that all of the outstanding redeemable/exchangeable partnership units of BRELP, BEPC Shares and Class A.2 Shares are exchanged for L.P. Units (on a one-for-one basis).
Transactions in the class effected during the past sixty days: Except as described in Item 4 in this Amendment No. 9, there have been no transactions by the Reporting Persons in the L.P. Units during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 9 is hereby incorporated by reference.

## Signatures
- BROOKFIELD CORPORATION: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal and Regulatory (07/23/2026)
- BAM PARTNERS TRUST: by its trustee, BAM CLASS B PARTNERS INC., /s/ Kathy Sarpash, Kathy Sarpash, Secretary (07/23/2026)
- BROOKFIELD RENEWABLE POWER INC.: /s/ Jennifer Mazin, Jennifer Mazin, Co-President, General Counsel and Corporate Secretary (07/23/2026)
- BROOKFIELD INVESTMENTS CORPORATION: /s/ Kathy Sarpash, Kathy Sarpash, Senior Vice President, General Counsel and Secretary (07/23/2026)